JG

SEC 16002131

SEC
Mail Processing
Section

APR 05 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2015 (MM/DD/YY) AND ENDING January 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERTS AND RYAN INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 KAREN WAY

(No. and Street)

TIBURON (City) CA (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, CPA

(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE W 508 (Address) SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ahb

OATH OR AFFIRMATION

I, DANIEL W ROBERTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERTS AND RYAN INVESTMENTS INC, as of JANUARY 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Please See Attached For
CA GOV'T CODE 8202
Compliant Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2016,
by *Date* *Month* *Year*
(1) Daniel W. Roberts
(and (2)______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANGELO APON ASPILLAGA
Commission # 2060172
Notary Public - California
Marin County
My Comm. Expires Mar 7, 2018

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation Document Date: 03/30/2016
Number of Pages: _____ Signer(s) Other Than Named Above: ______________

ROBERTS AND RYAN INVESTMENTS INC
Notes to Financial Statements
January 31, 2016

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Roberts & Ryan
314 Karen Way
Tiburon, CA 94920

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Roberts & Ryan as of January 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Roberts & Ryan management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts & Ryan as of January 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Roberts & Ryan financial statements. Supplemental Information is the responsibility of Roberts & Ryan 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form

and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 30, 2016

ROBERTS AND RYAN INVESTMENTS INC
Statement of Financial Condition
January 31, 2016

ASSETS

Cash in bank	$ 148,492
Deposits with clearing broker	12,999
Total cash	161,491
Property and Equipment, net of $60,639	946
Total assets	$ 162,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Total liabilities	$ -

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000,000 shares authorized 600,000 issued and outstanding	$ 70,000
Paid in Excess	3,850
Retained earnings	88,587
Total shareholders' equity	162,437
Total liabilities and shareholders' equity	$ 162,437

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Statement of Operations
For the Year Ended January 31, 2016

Revenue	
Fees and commissions earned	$ 40,132
Total revenues	40,132
Expenses	
Compensation, payroll taxes and benefits	10,000
Communications	789
Regulatory fees	1,506
Insurance	692
Other	431
Professional fees	5,284
Total expenses	18,702
Net loss before taxes	21,430
Income tax expense	822
Net loss	20,608

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Statement of Changes in Shareholders' Equity
For the Year Ended January 31, 2016

	Common Stock	Retained Earnings	Paid in Excess
Balance, beginning of year	$ 70,000	$ 67,979	$ 3,850
Net income	-	20,608	-
Balance, end of year	$ 70,000	$ 88,587	$ 3,850

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Statement of Cash Flows
For the Year Ended
For the Year Ended January 31, 2016

Cash flows from operating activities:	
Net income	20,608
Changes in operating assets and liabilities:	
Decrease in commissions receivable	3,859
Net cash provided by operating activities	114,781
Net increase in cash	114,781
Cash at beginning of year	33,711
Cash at end of year	148,492

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Roberts and Ryan Investments Inc. (the Company) was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts & Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st.

Description of Business

The Company, located in San Francisco, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for "all customer transactions cleared through another broker dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2016

Capitalization

Equipment and furniture are stated at cost. Repairs and maintenance to these are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 t0 7 years using the straight-line method.

Income taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state laws.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in the following areas: first, broker or dealer retailing corporate securities over the counter; second, broker or dealer retailing corporate debt securities; third, mutual fund retailer over the counter; fourth, U.S. government securities dealer or broker; fifth, municipal securities dealer or broker; sixth, broker or dealer selling variable life insurance life or annuities; seventh, put and call broker or dealer; eight, trading securities for own account; ninth, underwriting or selling group participant for municipal securities; and finally, selling group participant for corporate securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to its Clearing broker.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At January 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2016

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		57,802
Leasehold improvements	10 years		3,783
			61,585
Less – accumulated depreciation			(60,639)
Total		$	946

NOTE F – PENSION PLAN

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2016.

NOTE G –RENT

The amount of rent paid during the year ended January 31, 2016 was $4,777.87.

NOTE H –ADVERTISING

The amount of advertising paid during the year ended January 31, 2016 was $55.11.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 30, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2016

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ 162,437.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	946.00	
Accounts receivable – other	0.00	(946.00)
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 161,491.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.25
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 61,491.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2016	$ 161,491.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	161,491.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2016	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended January 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 30, 2016

Board of Directors
Roberts & Ryan Investments Inc.
57 Post Street
Suite 614
San Francisco, CA 94104-5023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Roberts & Ryan Investments Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Roberts & Ryan Investments Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Roberts & Ryan Investments Inc. stated that Roberts & Ryan Investments Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Roberts & Ryan Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roberts & Ryan Investments Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Roberts and Ryan Investments, Inc.
314 Karen Way
Tiburon, CA 94920

March 30, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE January 31, 2016

Dear Mr. Richardson Jr:

Please be advised that Roberts & Ryan Investments Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of February 1, 2015 through January 31, 2016. Roberts & Ryan Investments Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Roberts & Ryan Investments Inc.'s past business has been of similar nature and has complied to this exemption since its inception, February 23, 1987.

Dar Roberts, the president of Roberts & Ryan Investments Inc., has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2016.

Dan Roberts has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Roberts & Ryan Investments Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 601-6417.

Very truly yours,

Roberts & Ryan Investments Inc.
Daniel Roberts
President